Filed pursuant to Rule 425 under the Securities Act of 1933, as amended

Filer: Kindred Healthcare, Inc.

(Commission File No. 001-14057)

Subject Company: Gentiva Health Services, Inc.

(Commission File No. 001-15669)

KINDRED HEALTHCARE SENDS LETTER TO GENTIVA BOARD REGARDING

GENTIVA’S ADOPTION OF A POISON PILL

Reiterates Commitment to Combination of Kindred and Gentiva to

Create Value for Both Companies’ Shareholders

LOUISVILLE, Ky. (May 27, 2014) – Kindred Healthcare, Inc. (“Kindred” or the “Company”) (NYSE:KND) today sent the following letter to the Gentiva Health Services, Inc. (“Gentiva”) (NASDAQ:GTIV) Board of Directors in response to the poison pill (also known as a “shareholder rights plan”) implemented by the Gentiva Board and disclosed by Gentiva on Friday, May 23, 2014:

May 27, 2014

Rodney Windley

Executive Chairman

Gentiva Health Services, Inc.

3350 Riverwood Parkway, Suite 1400

Atlanta, GA 30339

Tony Strange

Chief Executive Officer, President and Director

Gentiva Health Services, Inc.

3350 Riverwood Parkway, Suite 1400

Atlanta, GA 30339

Dear Rod and Tony:

Since the May 15, 2014 public announcement of our offer to acquire Gentiva for total consideration of $14.00 per share, we have heard from both companies’ shareholders – and sell-side research analysts have reported – that they support a combination and that the price is a very compelling and significant premium to Gentiva’s historic trading price and projected earnings estimates. We are certain you have heard the same from your shareholders.

We are disappointed, however, that instead of listening to your shareholders – the true owners of Gentiva – and immediately entering into good faith negotiations with Kindred, your Board has instead implemented a poison pill that limits shareholders’ opportunity to maximize the value of their investment. We question the motive and timing of such implementation, which limits not just Kindred, but all Gentiva shareholders from increasing their investment in the company.

Gentiva has been steadfastly unwilling to begin a dialogue with Kindred, and we believe the implementation of a poison pill further demonstrates that Gentiva is ignoring the will of its shareholders. As you know, our offer represents a 64% premium to Gentiva’s share price on May 14, 2014 (the day prior to Kindred making public the offer) and a 40% premium to Wall Street analysts’ one-year median price target of $10.00 per share. We urge the Gentiva Board to stop erecting obstacles and to immediately engage with our Board and management team to reach agreement on this value creating transaction.

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680 South Fourth Street     Louisville, Kentucky 40202

502.596.7300         www.kindredhealthcare.com

Kindred Healthcare Sends Letter to Gentiva Board Regarding Gentiva’s Adoption of a Poison Pill

May 27, 2014

Despite Gentiva’s actions, we will not be deterred. We are determined to pursue the proposed combination of Kindred and Gentiva and are committed over the long-term to achieving our objective. We are ready, willing and able to quickly proceed toward consummating a negotiated transaction.

Sincerely,

Paul J. Diaz

Chief Executive Officer

Kindred Healthcare, Inc.

cc: Phyllis R. Yale, Chair of the Board

Citi is acting as financial advisor to Kindred and Cleary Gottlieb Steen & Hamilton LLP is acting as legal advisor. Gibson, Dunn & Crutcher LLP is serving as special counsel to Kindred.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements regarding the Company’s proposed business combination transaction with Gentiva (including financing of the proposed transaction and the benefits, results, effects and timing of a transaction), all statements regarding the Company’s (and the Company and Gentiva’s combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions. Statements in this press release concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of the Company (and the combined businesses of the Company and Gentiva), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of the Company based upon currently available information.

Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from the Company’s expectations as a result of a variety of factors, including, without limitation, those discussed below. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which the Company is unable to predict or control, that may cause the Company’s actual results, performance or plans with respect to Gentiva, to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in the Company’s filings with the Securities and Exchange Commission (the “SEC”).

Risks and uncertainties related to the proposed transaction with Gentiva include, but are not limited to, uncertainty as to whether the Company will further pursue, enter into or consummate the transaction on the terms set forth in the proposal or on other terms, potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction, uncertainties as to the timing of the transaction, adverse effects on the Company’s stock price resulting from the announcement or consummation of the transaction or any failure to complete the transaction, competitive responses to the announcement or consummation of the transaction, the risk that regulatory, licensure or other approvals and financing required for the consummation of the transaction are not obtained or are obtained subject to terms and conditions that are not

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Kindred Healthcare Sends Letter to Gentiva Board Regarding Gentiva’s Adoption of a Poison Pill

May 27, 2014

anticipated, costs and difficulties related to the integration of Gentiva’s businesses and operations with the Company’s businesses and operations, the inability to obtain, or delays in obtaining, cost savings and synergies from the transaction, unexpected costs, liabilities, charges or expenses resulting from the transaction, litigation relating to the transaction, the inability to retain key personnel, and any changes in general economic and/or industry specific conditions.

In addition to the factors set forth above, other factors that may affect the Company’s plans, results or stock price are set forth in the Company’s Annual Report on Form 10-K and in its reports on Forms 10-Q and 8-K.

Many of these factors are beyond the Company’s control. The Company cautions investors that any forward-looking statements made by the Company are not guarantees of future performance. The Company disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

Additional Information

This press release is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. Subject to future developments, Kindred may file a registration statement and/or tender offer documents with the SEC in connection with a possible business combination transaction with Gentiva. Kindred and Gentiva shareholders should read those filings, and any other filings made by Kindred with the SEC in connection with a possible business combination, if any, as they will contain important information. Those documents, if and when filed, as well as Kindred other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at Kindred’s website at www.kindredhealthcare.com.

About Kindred Healthcare

Kindred Healthcare, Inc., a top-150 private employer in the United States, is a FORTUNE 500 healthcare services company based in Louisville, Kentucky with annual revenues of $5 billion and approximately 63,000 employees in 47 states. At March 31, 2014, Kindred through its subsidiaries provided healthcare services in 2,313 locations, including 100 transitional care hospitals, five inpatient rehabilitation hospitals, 99 nursing centers, 22 sub-acute units, 157 Kindred at Home hospice, home health and non-medical home care locations, 105 inpatient rehabilitation units (hospital-based) and a contract rehabilitation services business, RehabCare, which served 1,825 non-affiliated facilities. Ranked as one of Fortune magazine’s Most Admired Healthcare Companies for six years in a row, Kindred’s mission is to promote healing, provide hope, preserve dignity and produce value for each patient, resident, family member, customer, employee and shareholder we serve. For more information, go to www.kindredhealthcare.com. You can also follow us on Twitter and Facebook.

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Kindred Healthcare Sends Letter to Gentiva Board Regarding Gentiva’s Adoption of a Poison Pill

May 27, 2014

Contacts

Media Susan Moss Senior Vice President, Marketing and Communications Kindred Healthcare, Inc. 502-596-7296 or	Investors and Analysts Hank Robinson Senior Vice President, Tax and Treasurer Kindred Healthcare, Inc. 502-596-7732 or
Andy Brimmer / Andrew Siegel Joele Frank, Wilkinson Brimmer Katcher 212-355-4449	Jordan Kovler / Kristian Klein D.F. King & Co., Inc. 212-493-6990 / 212-232-2247

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